 Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Amcor plc for the offering of ordinary shares, preferred shares, debt securities, guarantees or warrants and to the incorporation by reference therein of our report dated November 26, 2024 (except for Note 2, as to which the date is April 29, 2025), with respect to the consolidated financial statements of Berry Global Group, Inc. included in Amcor plc’s Current Report on Form 8-K dated April 29, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

July 15, 2025